Exhibit 99.5
Bezeq The Israel Telecommunication Corporation Ltd.
Separate Financial Information for Year ended
December 31, 2014

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Separate Financial Information as at December 31, 2014

Contents	Page

Auditors’ Report	2

Separate Financial Information
Information pertaining to Financial Position	3
Information pertaining to Profit and Loss and Comprehensive Income	5
Information pertaining to Cash Flows	6
Notes to the Separate Financial Information	7

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone Fax Internet	972 2 531 2000 972 2 531 2044 www.kpmg.co.il

To: The Shareholders of “Bezeq” the Israeli Telecommunication Corporation Ltd.

Dear Sirs,

Subject:	Special auditors’ report on separate financial data according to Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970

We have audited the separate financial data presented in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” the Israeli Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of December 31, 2014 and 2013 and for each of the three years, the last of which ended December 31, 2014. The separate financial data are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on the separate financial data based on our audit.

We did not audit the financial statements of equity accounted investees the investment in which amounted to approximately NIS 596 million and NIS 171 million as of December 31, 2014 and 2013, respectively, and the Company's share in their profits (losses) amounted to approximately NIS 499 million, NIS (7) million and NIS 59 million for each of the three years, the last of which ended December 31, 2014. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such investees, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel.  Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial data are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial data. An audit also includes assessing the accounting principles that were used in preparing the separate financial data and the significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the separate financial data presentation.  We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of the other auditors, the separate financial data has been prepared, in all material respects, in accordance with Regulation 9C of the Securities Regulations (Periodic and Immediate Reports) - 1970.

Without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 11.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
March 25, 2015

Information pertaining to the Financial Position as at December 31

		2014	2013
	Note	NIS million	NIS million
Assets
Cash and cash equivalents		248	237
Investments, including derivatives	3.1	2,175	1,129
Trade receivables	3.2	720	738
Other receivables	3.2	107	166
Inventories		4	7
Loans provided to investees	10.2	261	498
Assets classified as held for sale		22	66
Total current assets		3,537	2,841

Trade and other receivables	3.2	51	61
Property, plant and equipment	5	4,620	4,426
Intangible assets		295	334
Investment in investees		6,325	5,890
Loans provided to investees	10.2	272	555
Deferred tax assets	4.2	-	50
Investments	3.1	86	67
Total non-current assets		11,649	11,383
Total assets		15,186	14,224

		2014	2013
	Note	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	3.4	1,570	1,127
Trade payables	3.3	167	129
Other payables, including derivatives	3.3	553	484
Current tax liabilities		590	522
Provisions	12	48	109
Employee benefits		223	222
Total current liabilities		3,151	2,593

Debentures and loans	3.4	8,787	8,926
Loans from an investee	10.2	434	-
Employee benefits		203	201
Deferred tax liabilities	4.2	1	-
Derivatives		94	11
Other liabilities		75	70
Total non-current liabilities		9,594	9,208

Total liabilities		12,745	11,801

Equity
Share capital		3,855	3,842
Share premium		253	143
Reserves		416	565
Deficit		(2,083)	(2,127)
Total equity attributable to equity holders of the Company		2,441	2,423
Total liabilities and equity		15,186	14,224

/s/ Shaul Elovitch	/s/ Stella Handler	/s/ David (Dudu) Mizrachi
Shaul Elovitch	Stella Handler	David (Dudu) Mizrachi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: March 25, 2015

The attached notes are an integral part of the separate financial information.

Information pertaining to Profit or Loss for the year ended December 31

		2014	2013	2012
	Note	NIS million	NIS million	NIS million

Revenues	6	4,317	4,478	4,630

Cost of Activities
Depreciation and amortization		688	683	730
Salaries		895	980	1,036	*
General and operating expenses	7	777	895	1,033
Other operating expenses (income), net	8	(23)	(78)	(128)
		2,337	2,480	2,671

Operating profit		1,980	1,998	1,959
Financing expenses (income)
Financing expenses		472	534	581	*
Financing income		(285)	(317)	(322)
Financing expenses, net		187	217	259

Profit after financing expenses, net		1,793	1,781	1,700
Share in earnings of investees, net		796	400	654
Profit before income tax		2,589	2,181	2,354
Income tax	4.1	478	410	493	*
Profit for the year attributable to the Company's controlling shareholders		2,111	1,771	1,861

Information pertaining to Comprehensive Income for the year ended December 31

	2014	2013	2012
	NIS million	NIS million	NIS million

Profit for the year attributable to the Company's controlling shareholders	2,111	1,771	1,861

Items of other comprehensive income
Items of other comprehensive income (loss) for the year including actuarial and hedging income, net of tax	(36)	6	(27)

Total other comprehensive income (loss) for the year, net of tax	2,075	1,777	1,834

The attached notes are an integral part of the separate financial information.

Information pertaining to Cash Flows for the year ended December 31

	2014	2013	2012
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	2,111	1,771	1,861
Adjustments:
Depreciation and amortization	688	683	730
Share in earnings of investees, net	(796)	(400)	(654)
Financing expenses, net	219	267	309
Capital gain, net	(175)	(161)	(150)
Share-based payment transactions	(1)	29	73
Income tax expenses	478	410	493
Sundries	4	(7)	-

Change in inventory	3	6	-
Change in trade and other receivables	56	25	(61)
Change in trade and other payables	85	40	(108)
Change in provisions	(62)	(29)	(24)
Change in employee benefits	3	3	(131)

Net cash (used in) from operating activities due to transactions with investees due to transactions with investees	5	(35)	(18)

Net income tax paid	(359)	(328)	(311)
Net cash flows from operating activities	2,259	2,274	2,009
Cash flows from investing activities
Investment in intangible assets	(82)	(86)	(136)
Proceeds from the sale of property, plant and equipment	221	304	300
Acquisition of financial assets held for trading and others	(2,654)	(1,486)	(2,457)
Proceeds from the sale of financial assets held for trading and others	1,617	1,441	2,329
Purchase of property, plant and equipment	(740)	(703)	(822)
Increase in the rate of holding in a subsidiary	-	-	(77)
Sundries	(14)	23	30
Net cash from the investment activities with investees	931	1,080	1,323
Net cash from investment activities (used for investment activities)	(721)	573	490
Cash flow from financing activities
Issue of debentures and receipt of loans	1,446	1,360	650
Repayment of debentures and loans	(920)	(928)	(531)
Dividend paid	(2,069)	(2,830)	(3,071)
Interest paid	(421)	(433)	(436)
Sundries	3	-	14
Loans received from an investee	434	-	-
Net cash from financing operations (used for financing operations)	(1,527)	(2,831)	(3,374)

Increase (decrease) in cash and cash equivalents	11	16	(875)
Cash and cash equivalents at January 1	237	221	1,096
Cash and cash equivalents at the end of the year	248	237	221

The attached notes are an integral part of the separate financial information.

Notes to the Separate Financial Information as at December 31, 2014

1.	General

Below is a breakdown of financial information from the Group's consolidated financial statements as at December 31, 2014 ("the Consolidated Statements") published as part of the periodic reports, pertaining to the Company itself ("the Separate Financial Information"), presented pursuant to Regulation 9C ("the Regulation") and the Tenth Addendum to the Securities Regulations (Periodic and Immediate Reports), 1970 ("the Tenth Addendum") with respect to the separate financial information of the corporation.

The separate financial information should be read in conjunction with the Consolidated Statements.

In this Separate Financial Information -

The Company -  Bezeq The Israel Telecommunication Corporation Limited

"Investee", "Group", "Subsidiary", "Interested Party" -  as these terms are defined in the Company's consolidated financial statements for 2014.

2.	Significant Accounting Standards applied in the Separate Financial Information

The accounting policies specified in the Consolidated Statements were consistently applied by the Company for all the periods presented in this Separate Financial Information, including the method for classifying financial information in the consolidated statements, with the required changes:

2.1.	Presentation of the financial information

The information pertaining to the financial position, profit or loss, comprehensive income and cash flows include information included in the Consolidated Statements, which refer to the Company separately. The investment balances and results of the operations of investees are accounted using the equity method. Cash flows for ongoing activities, investment activities and financing for transactions with investees are presented separately, in net figures, under the relevant item based on the nature of the transaction.

2.2.	Transactions between the Company and investees

2.2.1
Preparation

Intra-group balances and income and expenses arising from intra-group transactions, which were derecognized in the preparation of the Consolidated Statements, are presented separately from the balance for investees and the profit relating to investees, together with similar third party balances.

2.2.2
Measurement

Transactions carried out between the Company and its subsidiaries are measured in accordance with the recognition and measurement principles set out in the International Financial Reporting Standards ("IFRS"). These principles outline the accounting treatment for third party transactions.

3.	Financial Instruments

3.1.	Investments, including derivatives

	December 31, 2014	December 31, 2013
	NIS million	NIS million
Exchange Traded Notes (ETN)	1,465	999
Monetary reserves	-	100
Deposits in a bank	710	30
	2,175	1,129

Investments in ETNs and monetary reserves are investments earmarked for trade and are presented at fair value as at the date of the financial statements. Investments in ETNs mature during 2015, a deposit in a bank matures in April 2015.

The balance for non-current investments at December 31, 2014 and December 31, 2013 primarily includes a deposit in a bank for providing loans to the Company's employees, its maturity has as yet not been set.

3.2.	Trade and other receivables

	Maturity dates	Unlinked	Israeli CPI linked	Total
		NIS million	NIS million	NIS million

December 31, 2014
Current assets
Trade receivables	2015	720	-	720
Other receivables	2015	12	95	107
Total current assets		732	95	827

Non-current assets
Trade and other receivables	2016-2017	16	35	51

December 31, 2013
Current assets
Trade receivables	2014	738	-	738
Other receivables	2014	42	124	166
Total current assets		780	124	904

Non-current assets
Trade and other receivables	2015-2016	50	11	61

3.3.	Other payables, including derivatives

	Unlinked (including non-financial items)	Israeli CPI linked	In foreign currency or linked thereto (primarily USD)	Total
	NIS million	NIS million	NIS million	NIS million

December 31, 2014
Trade payables	142	-	25	167
Other payables, including derivatives	497	56	-	553
	639	56	25	720

December 31, 2013
Trade payables	112	-	17	129
Other payables, including derivatives	426	58	-	484
	538	58	17	613

3.4.	Debentures and loans

3.4.1	Composition:

	December 31, 2014	December 31, 2013
	NIS million	NIS million
Current liabilities
Current maturities of debentures (1)	973	530
Current maturities of bank loans	597	597
	1,570	1,127
Non-current liabilities
Debentures (2)	5,633	5,474
Bank loans	3,154	3,452
	8,787	8,926

	10,357	10,053

(1)	Of which NIS 183 million (NIS 185 million in 2013) are for current maturities of debentures held by Bezeq Zahav (Holdings) Ltd. ("Bezeq Zahav") as described in Note 10.2 below.

(2)	Of which NIS 182 million (NIS 365 million in 2013) are for debentures held by Bezeq Zahav, as described in Note 10.2 below.

3.4.1	Terms and debt repayment schedule

	December 31, 2014		December 31, 2013
	Balance		Balance
	Carrying amount	Nominal value	Carrying amount	Nominal value
	NIS million	NIS million	NIS million	NIS million
Total unlinked loans at variable interest	1,656	1,656	1,981	1,981
Total unlinked loans at fixed interest	2,095	2,095	2,068	2,068
Total loans	3,751	3,751	4,049	4,049
Debentures issued to the public
CPI-linked debentures at fixed interest - Series 5	978	796	1,481	1,193
Debenture Series 6-8	5,228	4,937	4,111	3,937
Total debentures issued to the public	6,206	5,733	5,592	5,130
Debentures issued to financial institutes:
CPI-linked debentures at fixed interest	-	-	12	9
Unlinked debentures at fixed interest	400	400	400	400
Total debentures issued to financial institutions	400	400	412	409

Total debentures	6,606	6,133	6,004	5,539

Total interest-bearing liabilities	10,357	9,884	10,053	9,588

For further information see Note 11 to the Consolidated Statements - Debentures, Loans and Borrowings, and Note 10.2.1 below.

3.5.	Liquidity risk

Below are contractual maturities of financial liabilities, including estimated interest payments (based on known CPI and interest rates at December 31, 2014):

	December 31, 2014
	Carrying amount	Contractual cash flows	First half of 2015	Second half of 2015	2016	2017-2019	2020 and thereafter
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Non-derivative financial liabilities

Trade payables	167	167	167	-	-	-	-
Other payables	491	491	461	30	-	-	-
Loans from an investee	434	434	-	-	434	-	-
Bank loans	3,751	4,196	33	680	813	2,046	624
Debentures issued to the public	6,206	6,906	1,040	86	1,122	2,283	2,375
Debentures issued to financial institutions and others	400	510	10	13	27	355	105

Financial liabilities - derivatives
Forward contracts (on the consumer price index)	110	110	16	-	18	50	26
	11,559	12,814	1,727	809	2,414	4,734	3,130

3.6.	Currency and CPI risks

For information regarding CPI hedging transactions that the Company carried out during 2014, see Note 28.6 to the Consolidated Statements. These transactions were recognized in the financial statements as cash flow hedges.

4.	Income tax expenses

4.1.	General

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million

Current tax expense	412	347	380

Deferred tax expense	66	63	113

Income tax expenses	478	410	493

4.2.	Changes in recognized deferred tax assets and tax liabilities during the year

Composition of and changes in deferred tax assets and tax liabilities during the year:

	Balance at January 1, 2013	Total recognized in profit or loss	Recognized in equity	Balance at December 31, 2013	Total recognized in profit or loss	Recognized in equity	Balance at December 31, 2014
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Employee benefit plan	221	(23)	1	199	(13)	-	186
Share-based payments	-	32	-	32	1	-	33
Property, plant and equipment	(134)	(66)	-	(200)	(39)	-	(239)
Provisions and others	24	(6)	1	19	(15)	15	19
	111	(63)	2	50	(66)	15	(1)

5.	Property, plant and equipment

	2014	2013
	NIS million	NIS million

Costs
Balance at January 1	15,477	16,200
Additions	755	690
Disposals	(282)	(1,413)
Balance as at December 31	15,950	15,477

Depreciation
Balance at January 1	11,051	11,797
Depreciation for the year	569	576
Disposals	(290)	(1,322)
Balance as at December 31	11,330	11,051

Amortized cost as at December 31	4,620	4,426

For further information see Note 7 to the Consolidated Statements - Property, Plant and Equipment

6.	Revenues

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million

Fixed-line telephony	1,668	1,971	2,254
Internet infrastructure	1,394	1,287	1,166
Transmission and data communication	1,022	990	976
Other services	233	230	234
	4,317	4,478	4,630

7.	Operating and general expenses

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million

Maintenance of buildings and sites	217	233	245
Interconnectivity and payments to communications operators	161	220	281
Sales and marketing	188	186	159
Terminal equipment and materials	49	90	111
Services and maintenance by sub-contractors	61	64	73
Vehicle maintenance	76	76	83
Collection of royalties and commissions	25	26	81
	777	895	1,033

8.	Other operating expenses (income), net

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million

Profit from disposal of property plant and equipment (mainly real estate property)	(167)	(120)	(125)
Profit from sale of copper	(8)	(49)	(79)
Provision for contingent claims, net	(24)	-	(10)
Provision for voluntary redundancy severance payments	176	90	32
Loss from termination of software development project	-	1	54
Other operating expenses (income), net	(23)	(78)	(128)

9.	Investees

Investees held directly by the Company:

		December 31, 2014	December 31, 2013
	Company's interest in equity	Investment in investees (equity-accounted)	Investment in investees (equity-accounted)
		NIS million	NIS million
Pelephone Communications Ltd.	100%	3,864	3,903
Bezeq International Ltd.	100%	824	817
Bezeq Online Ltd.	100%	9	20
Walla! Communications Ltd.	100%	596	161
StageOne Venture Capital Fund	71.8%	6	11
		5,299	4,912

For the Company's subsidiaries, investments in other investees are not material.

For details of the loans provided to investees, see Note 10.2

10.	Substantial Agreements and Transactions with Investees

For a list of entities directly held by the Company and additional information pertaining to subsidiaries held directly and indirectly by the Company, and for information pertaining to equity-accounted investees see Note 10 to the Consolidated Statements - Investees

10.1.	Financial Guarantees

10.1.1	For information pertaining to guarantees that the Company provided for borrowings from banks for investees, see Note 10.2 to the Consolidated Statements - Investees

10.1.2	For information pertaining to guarantees provided by the Company to various entities, see Note 17 to the Consolidated Statements - Securities, Liens and Guarantees.

10.2.	Loans

Loans from investees

10.2.1
In 2004, Bezeq Zahav acquired debentures Series 5 issued by the Company. The par value balance held by Bezeq Zahav at December 31, 2014 amounted to NIS 293 million. These debentures are repayable in six equal annual installments in each of the years 2011 through 2016. The interest rate set for these debentures is 5.3% per annum. The purchase was made through a loan from the Company which is at the same terms as those of the debentures.

10.2.2
On May 21, 2014, Walla! Communications Ltd. (Walla) repaid the balance of the loans it received from the Company in an amount of NIS 58 million. In addition, Walla provided the Company with a loan in the amount of NIS 434 million, bearing annual interest of 4.31%, which is repayable in June 2016.

Loans to investees

Breakdown of balances of loans provided to investees:

	December 31, 2014	December 31, 2013
	NIS million	NIS million

Short-term loans and current maturities
Bezeq Zahav	183	185
Pelephone	-	220
Bezeq International	78	88
Walla	-	5
	261	498

Non-current liabilities
Bezeq Zahav	182	365
Bezeq International	64	112
Bezeq On Line	26	25
Walla	-	53
	272	555

	533	1,053

Description of the terms of the loans provided to investees (as presented in the Statement of Financial Position):

	Balance
	In NIS millions	Maturity dates	Number of installments	Interest rate spread
Bezeq Zahav (*)	365	2011-2016	6	5.3%
Bezeq International
	64	2012-2016	5	5.1%
	48	2013-2017	5	4.68%-4.7%
	30	2015	1	3.23%
Bezeq On Line
	26	2015-2023	9	4.86%

	533

(*)	Loan linked to CPI For further information regarding the loan that the Company provided to Bezeq Zahav with respect to debentures Series 5, see section 10.2.1 above.

10.2.3	For further information regarding loans that the Company provided to DBS, see Note 10.1.4 to the Consolidated Statements - Investees.

11.	Service provision agreements

As the Company and its investees are communications providers, they are engaged in agreements and arrangements for providing and receiving various services in the communications sector, such as:

transmission agreements, interconnectivity arrangements, billing agreements, various agreements regulating the communications services jointly provided by two companies, maintenance of communications equipment, dealer agreements, agreements for the acquisition of communications equipment, rental agreements (primarily for communications installations), collaboration agreements and advertising in Internet sites of investees, management service agreements, etc.

The terms of the foregoing service agreements were set according to generally accepted tariffs for this type of service.

Breakdown of the volume of transactions and carrying balances:

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million
Transactions

Revenues
Pelephone	130	155	162
Bezeq International	134	118	120
DBS	4	4	6
Others	3	3	3
Total	271	280	291

Expenses
Pelephone	46	56	80
Bezeq International	32	19	13
DBS	1	1	-
Others	3	2	10
Total	82	78	103

	December 31	December 31
	2014	2013
	NIS million	NIS million

Balances (liabilities) due to the Company
Pelephone	19	27
Bezeq International	15	1
DBS	2	27
Others	-	(1)
Total	36	54

For further information, see Note 27 to the Consolidated Statements - Transactions with Interested and Related Parties.

11.1.	Dividends Breakdown of dividends received from investees:

	Year ended December 31
	2014	2013	2012
	NIS million	NIS million	NIS million
Pelephone Communications Ltd.	419	601	876
Bezeq International Ltd.	159	165	164
Stage One Venture Capital Fund	2	6	84
	580	772	1,124

For further information concerning dividends subsequent to balance sheet date, see Note 13 below.

12.	Contingent liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 48 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of December 31, 2014 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 1 billion. Of this amount, NIS 373 million is for a claim filed against the Company and other associates without specifying the portion of the amount claimed from each of the plaintiffs. In addition, there is further exposure in the amount of NIS 26 million for claims, the success of which cannot be assessed at this stage. All the foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to the reporting date, a claim was filed in a total amount of NIS 1.1 or NIS 2 billion (depending on damages computation method to be decided) against the Company and its officers.

For further information pertaining to contingent liabilities see Note 15 to the Consolidated Statements - Contingent Liabilities

13.	Subsequent events

1.	For information concerning the merger of DBS, see Note 10.1.2 to the Consolidated Financial Statements.

2.	On March 11, 2015 the board of directors of Pelephone resolved to distribute a dividend to the Company in the amount of NIS 159 million in May 2015.

3.	On March 10, 2015 the board of directors of Bezeq International resolved to distribute a dividend to the Company in the amount of NIS 82 million in May 2015.

4.	On March 8, 2015 the Company provided Bezeq International a loan in the amount of NIS 50 million to be repaid in one lump sum on March 8, 2016. This loan bears annual interest of 3.05%.